Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Christa Davies
Chief Financial Officer
Aon Corporation
200 East Randolph Street
Chicago, IL 60601

> **Re:** **Aon Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on March 2, 2009**
> **Definitive Proxy Filed April 3, 2009**
> **File No. 001-07933**

Dear Ms. Davies:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. With respect to your Level 2 Investments disclosed on page 118, please provide a general description of the valuation techniques or models you used with regard to your material assets or liabilities. Describe any material changes you made

during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

2. With respect to your Level 2 Investments disclosed on page 118, please provide discussion of how you validate the techniques or models you use. Discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.

3. Discuss how increases and decreases in the aggregate fair value of your assets may affect your liquidity and capital resources.

4. Disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

5. Disclose the criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

6. Disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments

Item 8. Financial Statements and Supplementary Data

16. Fair Value, page 117

7. Please revise to include a reconciliation of the short-term investments of $2,410,000,000 shown herein to the $684,000,000 amount presented on your Consolidated Statements of Financial Position with explanation of significant reconciling items.

DEF 14A

Executive Compensation
Compensation Discussion and Analysis
Determination of Actual Bonuses, page 35

8. In the discussion of "Bonus Pool Funding" you have stated that the actual 2008 bonuses are determined by the Committee in its sole discretion. On page 36 you state that the Committee "considered objective and subjective criteria regarding each executive's individual performance," that for Ms. Davies the Committee considered "her individual performance, her contributions to the company's strong performance, and the contractual guarantee set forth in her employment agreement," and that for Mr. Case the Committee "considered its assessment of

his individual performance and his contribution to the financial performance of the Company" as well as other intangible factors. This discussion does not explain how the Compensation Committee exercised its discretion. For example:

a. What objective and subjective criteria were considered for each Named Executive Officer;
b. To the extent that an assessment of an individual's performance was considered, the assessment should be discussed; and
c. To the extent that an individual's contributions to the company's performance were considered, the contributions should be identified.

Please provide us with proposed disclosure for your 2009 proxy statement which addresses these issues.

Certain Relationships and Related Transactions, page 99

9. We note that you reference certain contractual agreements between Aon and two aircraft leasing companies affiliated with Mr. Patrick Ryan. Please file the agreement with each of Global Leasing, Inc. and 17AN Leasing LLC pursuant to Item 601(b)(10) of Regulation S-K.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya at (202) 551-3495 or Suzanne Hayes at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant